Exhibit 10.16

EXECUTION VERSION

TENTH AMENDMENT TO
RECEIVABLES PURCHASE AGREEMENT

THIS TENTH AMENDMENT (this "Amendment") dated as of December 3, 2003 is entered into among SEQUA RECEIVABLES CORP., a New York corporation (the "Seller"), SEQUA CORPORATION, a Delaware corporation (the "Servicer"), LIBERTY STREET FUNDING CORP., a Delaware corporation (the "Issuer"), and THE BANK OF NOVA SCOTIA, a Canadian chartered bank acting through its New York Agency ("BNS"), as administrator (in such capacity, together with its successors and assigns in such capacity, the "Administrator").

R E C I T A L S

1.   The Seller, the Servicer, the Issuer and the Administrator are parties to that certain Receivables Purchase Agreement dated as of November 13, 1998, as amended by the First Amendment, dated as of May 28, 1999, by the Second Amendment, dated as of July 12, 1999, by the Third Amendment, dated as of May 15, 2000, by the Fourth Amendment, dated as of November 8, 2000, by the Fifth Amendment, dated as of August 20, 2001, by the Sixth Amendment, dated as of November 9, 2001, by the Seventh Amendment, dated as of August 15, 2002, by the Eighth Amendment, dated as of April 30, 2003 and by the Ninth Amendment, dated as of November 13, 2003 (the "Agreement").

2.   The Seller, the Servicer, the Issuer and the Administrator desire to amend the Agreement as hereinafter set forth.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   Certain Defined Terms. Capitalized terms which are used herein without definition And that are defined in the Agreement shall have the same meanings herein as in the Agreement.

2.   Amendments to Agreement. The Agreement is hereby amended as follows:

2.1   Change of Control. The definition of "Change of Control" in Exhibit I to the Agreement is hereby amended and restated in its entirety to read as follows:

""Change of Control" means the occurrence of any of the following: (a) that the Originators cease to own, directly or indirectly, 100% of the capital stock of the Seller free and clear of all Adverse Claims, (b) that Sequa ceases to own, directly or indirectly, a majority of the capital stock of any Originator, (c) the sale, lease, exchange or other transfer, in one or a series of related transactions, of all or substantially all of Sequa's assets to any person or group (as such term is used in Section 13(d) of the Securities Exchange Act); (d) the adoption of a plan by the stockholders of Sequa relating to the liquidation or dissolution of Sequa; (e) except as provided below, the acquisition of beneficial ownership by any person or group, together with any Affiliated Persons thereof (collectively, the "Interested Stockholders"), of a direct or indirect interest in more than 35% (or, in the case of Gabelli, 49%) of the voting power of the then outstanding Capital Stock of Sequa entitled to vote generally in the election of its Board of Directors, including any authorized committee thereof (referred to in this definition as, the "Board"); or (f) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election or appointment by the Board or whose nomination for election or appointment by the stockholders of Sequa was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; provided, however, that for the purposes of the foregoing clauses (c) and (e), the terms "person" or "group" shall not be deemed to include Norman E. Alexander ("Alexander"), his spouse, any descendant of Alexander or the spouse of any such descendant, the estate of Alexander, or any trust or other similar arrangement for the benefit of Alexander or his spouse, any descendent of Alexander or the spouse of any such descendant or the estate of Alexander or any corporation or other person controlled solely by one or more of Alexander or his spouse, any descendant of Alexander or the spouse of any such descendant or the estate of Alexander through the ownership of a majority of the outstanding voting Capital Stock of such corporation or other person (collectively, the "Alexander Stockholders"); and provided, further, that there shall not be a "Change of Control" pursuant to clause (e) above so long as the Alexander Stockholders beneficially own a greater percentage of the voting power of the then outstanding Capital Stock of Sequa than the Interested Stockholders.".

2.2   Dilution Reserve. The definition of "Dilution Reserve" in Exhibit I to the Agreement is amended and restated in its entirety to read as follows:

""Dilution Reserve" means, on any day, an amount equal to (a) the Capital at the close of business on such day multiplied by (b)(i) the Dilution Reserve Percentage on such day divided by (ii) 1.0 minus the Dilution Reserve Percentage on such day.".

2.3   Eligible Receivable. Clause (a) of the definition of "Eligible Receivable" in Exhibit I to the Agreement is hereby amended and restated in its entirety to read as follows:

(a) the Obligor of which is (i) a United States resident, (ii) not a government or a governmental subdivision, affiliate or agency; provided, however, if the Obligor of such Receivable is a government or a governmental subdivision, affiliate or agency, the aggregate Outstanding Balance of all Pool Receivables of such Obligor that are Eligible Receivables when added to the aggregate Outstanding Balance of all other Eligible Receivables of Obligors that are governments or governmental subdivisions, affiliates or agencies shall not exceed 10% of the Net Receivables Pool Balance at such time, (iii) not subject to any action of the type described in paragraph (f) of Exhibit V to the Agreement, (iv) not an Affiliate of Sequa or any Affiliate of Sequa, (v) prior to the date the related Receivable is created, not notified in a writing from the Administrator to the

Seller that such Obligor is no longer acceptable for purchase by the Issuer hereunder and (vi) not (x) UAL Corporation, a Delaware corporation, or any Affiliate or Subsidiary thereof, (y) AMR Corporation, a Delaware corporation, or any Affiliate or Subsidiary thereof or (z) Spirit Airlines, Inc., a Florida corporation, or any Affiliate or Subsidiary thereof.".

2.4   Facility Termination Date. The definition of "Facility Termination Date" in Exhibit I to the Agreement is hereby amended and restated in its entirety to read as follows:

"Facility Termination Date" means the earliest to occur of: (a) November 16, 2006, (b) the date determined pursuant to Section 2.2 of the Agreement, (c) the date the Purchase Limit reduces to zero pursuant to Section 1.1(b) of the Agreement and (d) the date that the commitment of any Purchaser under the Liquidity Agreement terminates, unless on such date (and after giving effect to any assignments of commitments under the Liquidity Agreement or any reduction in the Purchase Limit, in each case occurring on such date) the aggregate commitments of the Purchasers under the Liquidity Agreement which are not being terminated on such date is equal to 102% of the Purchase Limit.".

2.5   Loss Reserve Percentage. The definition of in Exhibit I to the Agreement is hereby amended and restated in its entirety to read as follows:

""Loss Reserve Percentage" means, on any day, the greater of: (a) 10% and (b) (i) the product of (x) 2 times the highest average of the Default Ratios for any three consecutive calendar months during the twelve most recent calendar months multiplied by (y) the aggregate credit sales made during the four most recent calendar months divided by (ii) the Net Receivables Pool Balance on such day plus the outstanding balance on such day of all Receivables the Obligors of which are foreign Obligors.".

2.6   Purchase Limit. The definition of "Purchase Limit" in Exhibit I to the Agreement is amended and restated in its entirety to read as follows:

""Purchase Limit" means $75,000,000, as such amount may be reduced pursuant to Section 1.1(b) of the Agreement. References to the unused portion of the Purchase Limit shall mean, at any time, the Purchase Limit minus the then outstanding Capital.".

2.7   Receivable. The definition of "Receivable" in Exhibit I to the Agreement is hereby amended and restated in its entirety to read as follows:

""Receivable" means any indebtedness and other obligations owed to the Seller as assignee of any Originator or any Originator by, or any right of the Seller or any Originator to payment from or on behalf of, an Obligor whether constituting an account, chattel paper, instrument or general intangible arising in connection with the sale of goods or the rendering of services by such Originator, and includes the obligation to pay any finance charges, fees and other charges with respect thereto.".

2.8   Additional Definitions. The following terms are hereby added in their entirety and in appropriate alphabetical order to Exhibit I to the Agreement:

      a.   ""Affiliated Person" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person."

      b.   ""Capital Stock" means (1) with respect to any person formed as a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, common stock and preferred stock of such person and (2) with respect to any person formed other than as a corporation, any and all partnership or other equity interests of such other person."

      c.   ""Dilution Horizon" means, for any calendar month, the ratio (expressed as a percentage and rounded to the nearest 1/100th of 1%, with 5/1000th of 1% rounded upward) computed as of the last day of each calendar month by dividing: (a) the aggregate amount of Receivables generated by the Originators during the last calendar month by (b) the Net Receivable Pool Balance plus the outstanding balance of all Receivables the Obligors of which are foreign Obligors."

      d.   ""Dilution Ratio" means the ratio (expressed as a percentage and rounded to the nearest 1/100th of 1%, with 5/1000th of 1% rounded upward), computed as of the last day of each calendar month by dividing: (a) the aggregate amount of Deemed Collections pursuant to Section 1.4(e)(i) of the Agreement during such calendar month by (b) the aggregate amount of Receivables generated by the Originators during the immediately preceding calendar month."

      e.   ""Dilution Reserve Percentage" means on any date, the greater of: (a) 5.0% and (b) the product of (i) the Dilution Horizon multiplied by (ii) the sum of (x) 2 times the average of the Dilution Ratios for the twelve most recent calendar months and (y) the Spike Factor ."

      d.   ""Gabelli" means any person controlled by, or which is an Affiliated Person of, Mario Gabelli."

      e.   ""Spike Factor" means on any date, the product of (i) the positive difference, if any, between: (a) the highest Dilution Ratio for any calendar month during the twelve most recent calendar months and (b) the arithmetic average of the Dilution Ratios for such twelve months, multiplied by (ii) (a) the highest Dilution Ratio for any calendar month during the twelve most recent calendar months, divided by (b) the arithmetic average of the Dilution Ratios for such twelve months."

f.   ""Tangible Net Worth" means, with respect to Sequa, calculated each fiscal quarter for Sequa, (a) the sum of (i) the outstanding preferred stock of Sequa, (ii) the outstanding common stock of Sequa, (iii) the capital in excess of par for Sequa, and (iv) the retained earnings for Sequa, less (b) the sum of (i) the cost of treasury stock for Sequa, (ii) any non-cash unusual, extraordinary and non-recurring costs for Sequa during such fiscal quarter, (iii) the aggregate amount of Sequa's goodwill, trademarks, tradenames, patents and debt issuance costs and (iv) the gain on the sale of Atlantic Research Corporation, a Delaware corporation."

2.9   Year 2000 Problem.

(a)   The definition of "Year 2000 Problem" in Exhibit I to the Agreement is hereby deleted in its entirety.

(b)   Clause 1(s) of Exhibit III to the Agreement is hereby amended and restated in its entirety to read as follows:

"[Reserved].".

(c)   Clause 2(j) of Exhibit III to the Agreement is hereby deleted in its entirety.

2.10   Tangible Net Worth of Sequa. The following provision is hereby added in its entirety as Section 2(g) of Exhibit IV to the Agreement:

"(g)   Tangible Net Worth. Sequa will not permit its Tangible Net Worth, at any time, to be less than $334,125,000.00, determined based on GAAP in effect as of December 3, 2003.".

2.11   Dilution Ratio Termination Event. Clause (g) of Exhibit V to the Agreement is hereby amended and restated in its entirety to read as follows:

"(g)(i) the (A) Default Ratio shall exceed 7%, (B) Delinquency Ratio shall exceed 10%, or (C) the Dilution Ratio shall exceed 10% or (ii) the average for three consecutive calendar months of: (A) the Default Ratio shall exceed 6%, (B) the Delinquency Ratio shall exceed 8%, or (C) the Dilution Ratio shall exceed 8%.".

3.   Representations and Warranties. Each of the Seller and the Servicer hereby Represents and warrants to the Administrator and the Issuer as follows:

(a)   Representations and Warranties. The representations and warranties of such Person contained in Exhibit III to the Agreement are true and correct as of the date hereof (unless stated to relate solely to an earlier date, in which case such representations and warranties were true and correct as of such earlier date).

(b)   Enforceability. The execution and delivery by such Person of this Amendment, and the performance of its obligations under this Amendment and the Agreement, as

(c)   Termination Event. No Termination Event or Unmatured Termination Event Event has occurred and is continuing.

4.   Effectiveness. This Amendment shall become effective as of the date hereof upon receipt by the Administrator of the following, each duly executed and dated as of the date

(a)   counterparts of this Amendment and each fee letter related hereto (whether by facsimile or otherwise) executed by each of the parties hereto and thereto;

(b)   evidence reasonably satisfactory to the Administrator, of payment by the Seller of all of the amounts set forth in the fee letters related hereto;

(c)   reliance letters from counsel to the Administrator and the Issuer related to each of the opinions of such counsel dated as of November 13, 1998, in favor of Fleet National Bank ("Fleet"), in form and substance reasonably satisfactory to Fleet; and

(d)   such other documents and instruments as the Administrator may reasonably request.

5.   Additional Agreement by Sequa regarding Notices. Notwithstanding anything in the Agreement to the contrary, Sequa hereby agrees to provide Fleet with a copy of each Monthly Report or other periodic report summarizing the performance of the Receivables, and each other financial statement, notice or information, furnished by the Servicer or the Seller to the Administrator or the Issuer pursuant to the Agreement, at the address appearing beneath Fleet's signature hereto, or such other address as Fleet may request in writing to Sequa, until the later of (a) Fleet's liquidity commitment under the Liquidity Agreement has been terminated or Fleet has elected not to renew such commitment and (b) all amounts owing to Fleet under the Liquidity Agreement have been paid in full.

6.   Additional Originator; Receipt of Certain Opinions. Notwithstanding anything in this Amendment, the Agreement or any other Transaction Document to the contrary, the parties hereto expressly agree that, on or prior to the close of business on February 17, 2004, Sequa shall (i) cause ARC Automotive, Inc., a Delaware corporation ("ARC Automotive"), to be added as an "Originator" under the relevant Transaction Documents, and in connection therewith shall provide (or cause to be provided) to the Administrator, among others, such documentation (including, without limitation, any amendments to any existing Transaction Document, as necessary), evidence of UCC filings, legal opinions and other instruments, certificates and agreements in form and substance satisfactory to the Administrator, as may be reasonably requested in connection therewith (it being understood that until such time as ARC Automotive becomes an "Originator" under the relevant Transaction Documents in accordance with the provisions set forth above, receivables originated by ARC Automotive shall not be included as, or constitute in any manner, "Eligible Receivables" for purposes of the Agreement and the other Transaction Documents), (ii) as long as Fleet's liquidity commitment under the Liquidity Agreement has not been terminated prior to such date, deliver or cause to be delivered to the

Administrator and Fleet, a favorable legal opinion addressed to, among others, the Administrator and Fleet, from in-house counsel to Sequa, the Seller and each Originator, covering matters, including, but not limited to, general corporate and enforceability matters of such Person, in form and substance satisfactory to the Administrator and Fleet, and that the failure of the timely occurrence of any of the conditions set forth in this Section 6 shall, without any notice, declaration, demand, or other act by any Person, be deemed to result in the automatic occurrence of the Facility Termination Date, unless the time period set forth above has been extended in writing by each of the Administrator and, if at such time Fleet's liquidity commitment under the Liquidity Agreement has not been terminated, Fleet.

7.   Effect of Amendment. Except as expressly amended and modified by this Amendment, all provisions of the Agreement shall remain in full force and effect. After this Amendment becomes effective, all references in the Agreement (or in any other Transaction Document) to "the Receivables Purchase Agreement," "this Agreement," "hereof," "herein" or words of similar effect, in each case referring to the Agreement, shall be deemed to be references to the Agreement as amended by this Amendment. This Amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Agreement other than as set forth herein.

8.   Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, and each counterpart shall be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.   Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without reference to conflict of laws principles.

10.   Section Headings. The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this amendment or the Agreement or any provision hereof or thereof.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SEQUA RECEIVABLES CORP.

By: _____
Name:
Title:

SEQUA CORPORATION

By:
Name:
Title:

Tenth Amendment to
                                                Receivables Purchase Agreement

LIBERTY STREET FUNDING CORP.

By:
‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗
Name:
Title:

THE BANK OF NOVA SCOTIA,
as Administrator

By:
‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗
Name:
Title:

Purchasers:

Consented and Agreed:

THE BANK OF NOVA SCOTIA,
as a Purchaser under the Liquidity Agreement

By: _____
Name:
Title:

FLEET NATIONAL BANK,
as a Purchaser under the Liquidity Agreement

By: _____
Name:
Title:

Address:

Fleet National Bank
1185 6th Ave.
New York, New York 10036
Attention: Michael Dwyer
Telephone. (212) 819 5766
Telecopy. (212) 819 4120